Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/06	12/31/07	Security	portfolio	% Index[1]	Description
3	1	América Móvil	3.2	1.5	Latin America's largest cellular communications provider.
21	2	Gazprom	3.0	3.7	The largest gas producer and transporter in the Russian Federation.
4	3	Taiwan Semiconductor Manufacturing	2.4	1.1	One of the world's largest semiconductor manufacturers.
1	4	Samsung Electronics	2.3	2.1	Korea's top electronics manufacturer and a global leader in semiconductor production.
2	5	Hon Hai Precision Industry	2.1	0.8	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
9	6	OCI	1.8	0.2	A leading cement producer and construction contractor serving customers in the developing world.
6	7	Telekomunikasi Indonesia	1.6	0.3	The dominant telecommunications services provider in Indonesia.
106	8	GOME Electrical Appliances Holding	1.3	0.1	Electrical appliance and consumer electronic products retailer operating in China.
na	9	DLF Ltd.	1.1	0.2	Major real estate development company based in India.
303	10	Orascom Telecom	1.1	0.2	Provides telecommunications services, including wireless operations, in the Middle East, Africa and Pakistan.

		Total companies 1 through 10	19.9	10.2

118	11	Evraz	1.1	0.0	Steel and mining company operating primarily in Russia.
53	12	IOI	1.1	0.2	Involved in palm oil and rubber cultivation and processing.
146	13	Rosneft	1.1	0.2	Russian energy company focused on oil and gas exploration.
11	14	AmBev	1.0	0.3	The dominant beer producer in Latin America.
167	15	Banpu	1.0	0.1	Thailand-based energy company focused on coal mining and coal-fired power generation.
40	16	Bumiputra-Commerce Holdings	0.9	0.2	Involved in banking, financial services and real estate management.
96	17	Suzlon Energy	0.9	0.0	A fully integrated wind power company. Suzlon operates large wind parks and produces wind turbines throughout Asia.
na	18	China Shenhua Energy	0.9	0.5	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
42	19	Taiwan Cement	0.9	0.1	Manufacturer and retailer of cement, concrete and other construction materials.
29	20	Ambuja Cements	0.9	0.1	Cement company based in India.

		Total companies 1 through 20	29.7	11.9

1MSCI EMERGING MARKETS IMI

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	12/31/07	12/31/07		12/31/06	12/31/07	12/31/07
ENERGY	5.9	11.1	16.3	FINANCIALS	16.7	11.4	22
Gazprom		3.0		DLF Ltd.		1.1
Rosneft		1.1		Bumiputra-Commerce Holdings		0.9
Banpu		1.0		Standard Bank Group		0.7
China Shenhua Energy		0.9		Housing Development Finance Corp.		0.6
Petroleo Brasileiro - Petrobas		0.7		Akbank		0.5
OTHERS		4.4		OTHERS		7.6

MATERIALS	11.2	16.0	14.3	INFORMATION TECHNOLOGY	14.2	11.4	10.4
Evraz		1.1		Taiwan Semiconductor Manufacturing		2.4
Taiwan Cement		0.9		Samsung Electronics		2.3
Ambuja Cements		0.9		Hon Hai Precision Industry		2.1
Gold Fields		0.8		High Tech Computer		0.7
Sinofert Holdings		0.8		Delta Electronica		0.5
Magnitogorsk Iron and Steel		0.7		OTHERS		3.4
Formosa Plastics		0.6
OTHERS		10.2
				TELECOMMUNICATION SERVICES	11.2	12.5	10.5
INDUSTRIALS	10.9	11.3	10.4	América Móvil		3.2
OCI		1.8		Telekomunikasi Indonesia		1.6
Suzlon Energy		0.9		Orascom Telecom		1.1
Empresas ICA		0.7		TIM Participacoes		0.7
IJM Corp.		0.6		Mobile TeleSystems		0.6
Embraer		0.5		Egyptian Company for Mobile Services		0.6
OTHERS		6.8		OTHERS		4.7

CONSUMER DISCRETIONARY	8.4	9.1	6.1	UTILITIES	2.5	1.9	3.6
GOME Electrical Appliances Holding		1.3		Cemig		0.6
Astra International		0.5		PNOC Energy Development		0.5
Shangri-La Asia		0.5		OTHERS		0.8
B2W - Cia. Global do Varejo		0.4
OTHERS		6.4		OTHER	1.5	1.2	0.0
				Capital International Private Equity Fund IV		0.4
CONSUMER STAPLES	11.0	6.7	4.5	Baring Vostok Capital Partners		0.3
IOI		1.1		OTHERS		0.5
AmBev		1.0		Total equity	95.4	93.9	100.0
Wilmar International		0.6		Fixed income	0.9	0.4
United Spirits		.5		Cash & equivalents	3.7	5.7
OTHERS		3.5		Total assets	100.0	100.0

HEALTH CARE	1.9	1.3	1.9
Teva Pharmaceutical Industries		0.5
Bumrungrad Hospital		0.3
OTHERS		0.5

1MSCI EMERGING MARKETS IMI				Overweight	MATERIALS
					INDUSTRIALS
					CONSUMER DISCRETIONARY
					CONSUMER STAPLES
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					OTHER
				Underweight	ENERGY
					HEALTH CARE
					FINANCIALS
					UTILITIES

Diversification by country
Emerging Markets Growth Fund as of December 31, 2007

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	14.0	14.9	19.8	19.6	EUROPE/MIDDLE EAST/AFRICA	26.4	18.4	24.7	24.4
BRAZIL	7.2	9.6	12.8	12.8	RUSSIAN FEDERATION	11.7	8.2	11.0	9.3
MEXICO	5.9	3.2	4.4	4.1	SOUTH AFRICA	6.0	4.2	5.9	7.0
CHILE	0.4	1.2	1.5	1.2	ISRAEL	1.8	1.5	2.0	2.1
ARGENTINA	0.2	0.4	0.5	0.6	POLAND	0.5	1.3	1.7	1.8
PERU	0.0	0.5	0.6	0.6	TURKEY	1.7	1.3	1.7	1.7
REPUBLIC OF COLOMBIA	0.3	0.0	0.0	0.3	EGYPT	3.6	0.6	0.8	0.8
SOUTHEAST ASIA	18.0	14.3	14.8	15.7	CZECH REPUBLIC	0.0	0.4	0.5	0.7
INDIA	7.2	9.6	9.3	9.2	HUNGARY	0.0	0.5	0.6	0.7
MALAYSIA	4.8	1.9	2.4	2.6	MOROCCO	0.1	0.4	0.5	0.2
INDONESIA	2.7	1.0	1.3	1.8	JORDAN	0.0	0.0	0.0	0.1
THAILAND	1.7	1.2	1.2	1.4	CROATIA	0.1	0.0	0.0	0.0
PHILIPPINES	1.3	0.6	0.6	0.5	KAZAKHSTAN	0.5	0.0	0.0	0.0
PAKISTAN	0.1	0.0	0.0	0.2	NIGERIA	0.0	0.0	0.0	0.0
SRI LANKA	0.2	0.0	0.0	0.0	SULTANATE OF OMAN	0.3	0.0	0.0	0.0
VIETNAM	0.0	0.0	---	0.0	UNITED ARAB EMIRATES	0.1	0.0	0.0	0.0
FAR EAST ASIA	30.2	43.4	40.7	40.3
CHINA	10.1	24.1	15.8	15.3
SOUTH KOREA	9.2	11.0	14.6	14.5
TAIWAN	9.7	8.3	10.3	10.5
HONG KONG	1.2	0.0	0.0	0.0

					OTHERS[4]	5.3	9.0	0.0	0.0

					Total equity	93.9	100.0	100.0	100.0
					Total fixed income	0.4
					Total cash & equivalents	5.7
					Total assets	100.0

1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets IMI
[4]The current period includes 4.9% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.4% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/07
LATIN AMERICA	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	19.6
BRAZIL	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	12.8
MEXICO	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	4.1
CHILE	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.2
ARGENTINA	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.6
PERU	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.6
REPUBLIC OF COLOMBIA	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.3
VENEZUELA	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0
ECUADOR	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	15.7
INDIA	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	9.2
MALAYSIA	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.6
INDONESIA	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	1.8
THAILAND	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	1.4
PHILIPPINES	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	0.5
PAKISTAN	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2
SRI LANKA	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.0
VIETNAM	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0

FAR EAST ASIA	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	40.3
SOUTH KOREA	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	14.5
CHINA	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	15.3
TAIWAN	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	10.5
HONG KONG	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	0.0

EUROPE/MIDDLE EAST/AFRICA	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	24.4
RUSSIAN FEDERATION	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	9.3
SOUTH AFRICA	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	7.0
ISRAEL	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	2.1
POLAND	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	1.8
TURKEY	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	1.7
HUNGARY	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.7
CZECH REPUBLIC	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.7
EGYPT	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	0.8
MOROCCO	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.2
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
NIGERIA	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0
CROATIA	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.0
ESTONIA	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	0.0

Total equity	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	100.0
Fixed income	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4
Cash & equivalents	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets IMI
[2]The current period includes 6.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.4% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	12/31/07	12/31/07		12/31/06	12/31/07	12/31/07
LATIN AMERICA	18.2	14.0	19.6	EMERGING EUROPE/MIDDLE EAST/AFRICA	23.7	26.4	24.4
BRAZIL	9.4	7.2	12.8	RUSSIAN FEDERATION	5.6	11.7	9.3
MEXICO	7.9	5.9	4.1	SOUTH AFRICA	8.7	6.0	7.0
CHILE	0.5	0.4	1.2	ISRAEL	2.5	1.8	2.1
ARGENTINA	0.1	0.2	0.6	POLAND	0.4	0.5	1.8
PERU	0.0	0.0	0.6	TURKEY	3.3	1.7	1.7
REPUBLIC OF COLOMBIA	0.3	0.3	0.3	EGYPT	2.1	3.6	0.8
				CZECH REPUBLIC	0.1	0.0	0.7
SOUTHEAST ASIA	16.6	18.0	15.7	HUNGARY	0.3	0.0	0.7
INDIA	6.5	7.2	9.2	MOROCCO	0.1	0.1	0.2
MALAYSIA	3.9	4.8	2.6	JORDAN	0.0	0.0	0.1
INDONESIA	3.4	2.7	1.8	CROATIA	0.0	0.1	0.0
THAILAND	1.5	1.7	1.4	KAZAKHSTAN	0.3	0.5	0.0
PHILIPPINES	0.8	1.3	0.5	NIGERIA	0.1	0.0	0.0
PAKISTAN	0.1	0.1	0.2	SULTANATE OF OMAN	0.1	0.3	0.0
SRI LANKA	0.1	0.2	0.0	UNITED ARAB EMIRATES	0.1	0.1	0.0
VIETNAM	0.3	0.0	0.0
				OTHER[2]	2.8	5.3	0.0
FAR EAST ASIA	34.1	30.2	40.3
CHINA	9.6	10.1	15.3	Total equity	95.4	93.9	100.0
SOUTH KOREA	11.0	9.2	14.5	Total fixed income	0.9	0.4
TAIWAN	11.9	9.7	10.5	Total cash and equivalents	3.7	5.7
HONG KONG	1.6	1.2	0.0	Total assets	100.0	100.0

1MSCI EMERGING MARKETS IMI
[2]The current period includes 4.9% in companies with substantial business assets in emerging market but that are domiciled in developed markets, and 0.4% in CII's Private Equity funds.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/07)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
January	0.60	0.60	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
February	-0.28	-0.28	-0.66	-0.59	2nd qtr.	-4.58	-4.58	-5.11	-4.34
March	4.08	4.08	3.74	3.98	3rd qtr.	7.11	7.11	4.10	4.88
1st qtr.	4.41	4.41	1.79	2.25	4th qtr.	15.74	18.32	17.28	17.60
April	4.52	4.52	4.40	4.63	Year 2006	33.55	36.53	29.18	32.17
May	6.33	6.33	4.62	4.95	2005
June	3.40	3.40	4.43	4.69	1st qtr.	2.07	2.07	1.20	1.80
2nd qtr	14.92	14.92	14.06	14.96	2nd qtr.	5.91	5.91	3.00	4.12
July	3.94	3.94	5.01	5.28	3rd qtr.	16.33	16.33	17.01	17.95
August	-2.32	-2.32	-2.32	-2.13	4th qtr.	7.20	10.03	6.83	7.18
September	10.18	10.18	10.85	11.04	Year 2005	34.79	38.35	30.31	34.00
3rd qtr	11.87	11.87	13.70	11.42	2004
October	9.66	9.66	11.02	11.15	1st qtr.	9.13	9.13	8.87	9.59
November	-7.04	-7.04	-7.14	-7.09	2nd qtr.	-10.98	-10.98	-10.34	-9.64
December	-1.84	1.27	0.28	0.38	3rd qtr.	7.65	7.65	7.39	8.14
4th qtr	0.07	3.23	3.38	3.66	4th qtr.	13.66	15.45	16.81	17.24
Year to date	34.33	38.57	36.48	39.42	Year 2004	18.87	20.74	22.45	25.55

Lifetime return
Cumulative %	3,112.72	4,844.62	__	__
Annualized %	17.44	19.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index
4MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI
Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/07)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index.
4MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI
Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Invest Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/07)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
January	0.60	0.60	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
February	-0.28	-0.28	-0.66	-0.59	2nd qtr.	-4.58	-4.58	-5.11	-4.34
March	4.08	4.08	3.74	3.98	3rd qtr.	7.11	7.11	4.10	4.88
1st qtr.	4.41	4.41	1.79	2.25	4th qtr.	15.74	18.32	17.28	17.60
April	4.52	4.52	4.40	4.63	Year 2006	33.55	36.53	29.18	32.17
May	6.33	6.33	4.62	4.95	2005
June	3.40	3.40	4.43	4.69	1st qtr.	2.07	2.07	1.20	1.80
2nd qtr	14.92	14.92	14.06	14.96	2nd qtr.	5.91	5.91	3.00	4.12
July	3.94	3.94	5.01	5.28	3rd qtr.	16.33	16.33	17.01	17.95
August	-2.32	-2.32	-2.32	-2.13	4th qtr.	7.20	10.03	6.83	7.18
September	10.18	10.18	10.85	11.04	Year 2005	34.79	38.35	30.31	34.00
3rd qtr	11.87	11.87	13.70	11.42	2004
October	9.66	9.66	11.02	11.15	1st qtr.	9.13	9.13	8.87	9.59
November	-7.04	-7.04	-7.14	-7.09	2nd qtr.	-10.98	-10.98	-10.34	-9.64
December	-1.84	1.27	0.28	0.38	3rd qtr.	7.65	7.65	7.39	8.14
4th qtr	0.07	3.23	3.38	3.66	4th qtr.	13.66	15.45	16.81	17.24
Year to date	34.33	38.57	36.48	39.42	Year 2004	18.87	20.74	22.45	25.55

Lifetime return
Cumulative %	3,112.72	4,844.62	__	__
Annualized %	17.44	19.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index
4MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI
Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 12/31/07)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index
4MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI
Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of December 31, 2007

	20 years	15 years	10 years	5 years	3 years	1 year	4Q07
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	20.58	15.49	15.22	37.72	38.76	39.48	3.40
- net of operating expenses	19.56	14.62	14.41	36.78	37.82	38.58	3.23

MSCI Emerging Markets IMI	16.22	12.01	14.30	37.03	35.16	39.42	3.66

MSCI World Index with net dividends	9.21	10.13	7.39	17.44	13.20	9.42	-2.34

MSCI EAFE Index with net dividends	7.66	9.80	8.91	21.90	17.11	11.36	-1.73

S&P 500 Index with income reinvested	11.76	10.47	5.91	12.82	8.61	5.49	-3.33

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of December 31, 2007

	20 years	15 years	10 years	5 years	3 years	1 year	4Q07
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	20.58	15.49	15.22	37.72	38.76	39.48	3.40
- net of operating expenses	19.56	14.62	14.41	36.78	37.82	38.58	3.23

MSCI Emerging Markets IMI	16.22	12.01	14.30	37.03	35.16	39.42	3.66

MSCI World Index with net dividends	9.21	10.13	7.39	17.44	13.20	9.42	-2.34

MSCI EAFE Index with net dividends	7.66	9.80	8.91	21.90	17.11	11.36	-1.73

S&P 500 Index with income reinvested	11.76	10.47	5.91	12.82	8.61	5.49	-3.33

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	12/31/07	12/31/07		12/31/06	12/31/07	12/31/07
ENERGY	5.9	11.1	16.3	HEALTH CARE	1.9	1.3	1.9
ENERGY EQUIPMENT & SERVICES	0.3	0.6	0.4	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	5.6	10.5	15.9	HEALTH CARE PROVIDERS & SERVICES	0.5	0.5	0.2
MATERIALS	11.2	16.0	14.3	PHARMACEUTICALS	1.4	0.8	1.6
CHEMICALS	0.2	2.6	2.2	FINANCIALS	16.7	11.4	22.0
CONSTRUCTION MATERIALS	3.4	3.5	1.5	COMMERCIAL BANKS	11.0	6.7	13.6
CONTAINERS & PACKAGING	0.1	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.5	0.6	0.4
METALS & MINING	6.6	9.3	9.9	DIVERSIFIED FINANCIAL SERVICES	1.4	0.5	2.0
PAPER & FOREST PRODUCTS	0.9	0.6	0.6	CONSUMER FINANCE	0.0	0.0	0.1
INDUSTRIALS	10.9	11.3	10.4	CAPITAL MARKETS	0.3	0.1	1.1
AEROSPACE & DEFENSE	0.7	0.6	0.2	INSURANCE	2.4	0.7	2.6
BUILDING PRODUCTS	0.2	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.1	0.1	0.1
CONSTRUCTION & ENGINEERING	4.8	6.6	2.7	REAL ESTATE MANAGEMENT & DEVELOPMENT	1.0	2.7	2.1
ELECTRICAL EQUIPMENT	0.7	1.7	0.8
INDUSTRIAL CONGLOMERATES	0.8	1.0	2.1	INFORMATION TECHNOLOGY	14.2	11.4	10.4
MACHINERY	1.2	0.2	1.7	INTERNET SOFTWARE & SERVICES	0.3	0.4	0.4
TRADING COMPANIES & DISTRIBUTORS	0.0	0.0	0.4	IT SERVICES	1.9	0.4	1.0
COMMERCIAL SERVICES & SUPPLIES	0.1	0.0	0.1	SOFTWARE	0.2	0.0	0.3
AIR FREIGHT & LOGISTICS	0.3	0.1	0.1	COMMUNICATIONS EQUIPMENT	0.7	0.2	0.3
AIRLINES	0.7	0.2	0.5	COMPUTERS & PERIPHERALS	1.1	1.4	1.6
MARINE	0.1	0.1	0.7	ELECTRONIC EQUIPMENT & INSTRUMENTS	4.2	3.6	2.4
ROAD & RAIL	0.0	0.0	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	5.4	4.4
TRANSPORTATION INFRASTRUCTURE	1.3	0.8	0.7	TELECOMMUNICATION SERVICES	11.2	12.5	10.5
CONSUMER DISCRETIONARY	8.4	9.1	6.1	DIVERSIFIED TELECOMMUNICATION SERVICES	3.7	2.9	3.1
AUTO COMPONENTS	1.1	0.8	0.4	WIRELESS TELECOMMUNICATION SERVICES	7.5	9.6	7.4
AUTOMOBILES	1.1	0.5	1.0	UTILITIES	2.5	1.9	3.6
HOUSEHOLD DURABLES	0.0	0.0	1.0	ELECTRIC UTILITIES	1.4	1.4	2.0
LEISURE EQUIPMENT & PRODUCTS	0.1	0.2	0.2	GAS UTILITIES	0.0	0.0	0.4
TEXTILES, APPAREL, & LUXURY GOODS	0.0	0.8	0.4	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.3	1.2	0.7	WATER UTILITIES	0.3	0.2	0.2
DIVERSIFIED CONSUMER SERVICES	0.0	0.3	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.8	0.3	0.9
MEDIA	2.2	1.6	1.1	OTHER	1.5	1.2	0.0
DISTRIBUTORS	0.3	0.3	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.5	1.2	0.0
INTERNET & CATALOG RETAIL	0.4	0.8	0.1
MULTILINE RETAIL	1.2	0.7	0.5	Total equity	95.4	93.9	100.0
SPECIALTY RETAIL	0.7	1.9	0.4	Total fixed income	0.9	0.4
CONSUMER STAPLES	11.0	6.7	4.5	Total cash and equivalents	3.7	5.7
FOOD & STAPLES RETAILING	4.6	1.1	1.1	Total assets	100.0	100.0
BEVERAGES	3.4	2.2	0.9
FOOD PRODUCTS	2.2	2.9	1.6
TOBACCO	0.0	0.2	0.5
HOUSEHOLD PRODUCTS	0.4	0.3	0.2
PERSONAL PRODUCTS	0.4	0.0	0.2

1MSCI EMERGING MARKETS INDEX

Fund profile
Emerging Markets Growth Fund as of December 31, 2007

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2007	2006	2005	2004	2003	América Móvil			3.2
Fund assets ($ millions)			$15,380	$11,100	$13,632	$15,758	$16,154	Gazprom			3.0
Ratio of net investment income to average net assets			1.39%	1.57%	1.96%	1.64%	2.14%	Taiwan Semiconductor Manufacturing			2.4
Expense ratio (including non-U.S. taxes)			0.70%	0.72%	0.71%	0.71%	0.70%	Samsung Electronics			2.3
Portfolio turnover			52.19%	38.48%	29.98%	35.35%	33.70%	Hon Hai Precision Industry			2.1
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						OCI			1.8
Oil, gas & consumable fuels	10.5	Russian Federation					11.7	Telekomunikasi Indonesia			1.6
Wireless telecommunication services	9.6	China					10.1	GOME Electrical Appliance Holding			1.3
Metals & Mining	9.3	Taiwan					9.7	DLF Ltd.			1.1
Commercial banks	6.7	South Korea					9.2	Orascom Telecom			1.1
Construction & engineering	6.6	Brazil					7.2

Rates of return for periods ending December 31, 2007[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	4Q07	Stocks	Bonds	Cash	assets
EMGF	19.56%	14.62%	14.41%	36.78%	37.82%	38.58%	3.23%	93.9%	0.4%	5.7%	$16.3bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Fund profile
Emerging Markets Growth Fund as of December 31, 2007

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics								Largest individual holdings (% of portfolio)
Fiscal years ending June 30			2007	2006	2005	2004	2003	América Móvil			3.2
Fund assets ($ millions)			$15,380	$11,100	$13,632	$15,758	$16,154	Gazprom			3.0
Ratio of net investment income to average net assets			1.39%	1.57%	1.96%	1.64%	2.14%	Taiwan Semiconductor Manufacturing			2.4
Expense ratio (including non-U.S. taxes)			0.70%	0.72%	0.71%	0.71%	0.70%	Samsung Electronics			2.3
Portfolio turnover			52.19%	38.48%	29.98%	35.35%	33.70%	Hon Hai Precision Industry			2.1
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)						OCI			1.8
Oil, gas & consumable fuels	10.5	Russian Federation					11.7	Telekomunikasi Indonesia			1.6
Wireless telecommunication services	9.6	China					10.1	GOME Electrical Appliance Holding			1.3
Metals & Mining	9.3	Taiwan					9.7	DLF Ltd.			1.1
Commercial banks	6.7	South Korea					9.2	Orascom Telecom			1.1
Construction & engineering	6.6	Brazil					7.2

Rates of return for periods ending December 31, 2007[1]								Asset mix
											Total
	20 years	15 years	10 years	5 years	3 years	1 year	4Q07	Stocks	Bonds	Cash	assets
EMGF	19.56%	14.62%	14.41%	36.78%	37.82%	38.58%	3.23%	93.9%	0.4%	5.7%	$16.3bil

Results are in US$.
[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.